Exhibit 99.1

EUDA Expands Wellness Product Portfolio With A Next-Generation Immune Health Supplement

SINGAPORE, Aug. 26, 2025 (GLOBE NEWSWIRE) -- EUDA Health Holdings Limited (NASDAQ: EUDA) (“EUDA” or the “Company”), a leading Singapore-based non-invasive healthcare provider in Asia focused on Singapore, Malaysia, and China, today announced that its wholly-owned subsidiary, EUDA Health Pte. Ltd., has secured exclusive worldwide distribution rights for a next-generation immune health supplement (the “Supplement”) from Chemokine Pte. Ltd. (“Chemokine”), a Singapore-based biotech company focused on molecular supplements and gene modulating formulations.

EUDA and its subsidiaries will market and sell the Supplement under the brand name, Euda Helixé, initially in Singapore, Malaysia, and China before expanding it to other markets in the future. The addition of the Supplement will further reinforce EUDA’s wellness product portfolio as it drives the transformation of the health and wellness landscape in the region.

The Supplement is an advanced formulation designed to modulate gene expression by activating beneficial genes while silencing harmful ones. Leveraging cutting-edge epigenetic technology, the Supplement enhances metabolism, boosts vitality, supports longevity, and is positioned as a foundational pillar in EUDA’s growing wellness product suite.

The Supplement builds on prior scientific advancements and proven formulation platforms to deliver molecular-level wellness support. The Supplement combines premium-grade ingredients including:

●	Deer placenta
●	L-Glutathione
●	Astaxanthin
●	Marine collagen
●	Sea-Buckthorn oil
●	Grape seed oil
●	New Zealand refined avocado oil

Its capsule delivery system ensures active ingredients survive stomach acid and are released where absorption is maximized, enhancing efficacy.

Key Benefits of the Supplement

1.	Gene-activated metabolic enhancement

2.	Sustained energy and vigor via time-release delivery

3.	Collagen-based youthfulness and skin regeneration

4.	Longevity support through stem cell regeneration pathways

Chemokine was founded by Professor Kah Meng Lim, a molecular medicine researcher with deep scientific roots. Prof. Lim earned his Ph.D. in Molecular Medicine from the National University of Singapore and spent years in research roles under Singapore’s national R&D agency, A*STAR. His work bridges academic science and consumer health innovation, and he is widely respected for translating complex biological discoveries into practical health applications.

Mr. Alfred Lim, CEO of EUDA, commented, “Securing exclusive distribution rights for such a special product will reinforce our portfolio of wellness product offerings and further diversify our revenue streams. The Supplement positions EUDA at the forefront of molecular precision wellness, leveraging breakthrough gene activation technology. With our strong regional ecosystem and distribution capabilities, we believe that it is possible to generate sales of about 500,000 bottles over the next 12 months.”

About EUDA Health Holdings Limited

EUDA Health Holdings Limited (NASDAQ: EUDA) is a Singapore-based leading non-invasive healthcare provider in Asia with a focus on Singapore, Malaysia, and China. The Company aims to become a market leader in non-invasive and preventive healthcare, with a strategic focus on the fast-growing longevity sector. Our mission is to address the evolving healthcare needs of over 1.8 billion people across the region which is experiencing significant demographic shifts as more than 30% of the population ages rapidly. By offering innovative, accessible, and science-backed health solutions, EUDA is positioned to lead the transformation of regional healthcare from reactive medical treatment to proactive, longevity-focused care. EUDA also runs a Singapore-based property management business.

Forward Looking Statements

This document may contain forward-looking statements regarding risks and uncertainties. These statements usually use forward-looking words, such as the words “estimates,” “projected,” “expects,” “envisions,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions). These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside EUDA’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. You should not overly rely on forward-looking statements that are only applicable to the date of publication of this document. These forward-looking statements are based on information from EUDA as well as other sources that we believe are reliable. The Company does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contact:

Christensen Advisory

Linda Bergkamp

Phone: +1-480-614-3004

E-mail: linda.bergkamp@christensencomms.com